

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-21048
Branch 18


SEC MAIL PROCESSING
RECEIVED
DEC 18 2006
WASH. D.C.
190
SECTION

December 8, 2006




06066136

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-050106SEC.doc
120806 (1) ikf

Rec. 1/16/07

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Third Derivative Consolidated Amended Complaint** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth


RECEIVED
DEC 1 8 2006
SECTION
WASH, D.C.
190

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 (Consolidated) Judge Keith P. Ellison

THIRD DERIVATIVE CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included interviews with persons with knowledge of the conduct complained of herein and a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, advisories, press releases, media reports, news articles, academic literature and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a derivative action brought on behalf of the AIM mutual funds held by Plaintiffs (as defined below) arising from the payment of excessive compensation and fees to defendants AIM Advisors, Inc. ("AIM") and INVESCO Funds Group, Inc. ("INVESCO") (collectively, "AIM" or the "Investment Adviser Defendants") as well as AIM Distributors, Inc. ("ADI") and INVESCO Distributors, Inc. ("IDI") (collectively, the "Distributor Defendants") (all defendants are collectively referred to as "Defendants"). Defendants are liable under Section

36(b) of the Investment Company Act of 1940 (the "ICA") because, during the relevant time frame of July 1, 2003 through July 1, 2004 and to the present, the advisory and other fees received by Defendants and their affiliates from the AIM mutual funds and/or INVESCO mutual funds held by Plaintiffs (collectively, "AIM Funds" or "Funds") were disproportionate to the value of the services provided and not within the bounds of what would have been negotiated in an arm's-length transaction. Thus, the fees received by the Defendants as described herein were received in violation of the ICA.

2. During the relevant time frame, compensation and fees paid to the Defendants and their affiliates rose dramatically even though the services provided by them remained the same, and no additional benefits were provided to the Funds or their investors in return for the additional fees.

3. One reason for the dramatic increase in compensation to the Investment Adviser Defendants, Distributor Defendants and their affiliates, was the growth in the size of the Funds resulting from Defendants' use of Fund assets to promote the sale of Fund shares through participation in revenue sharing programs. Among other things, those programs included: (a) cash payments to brokers in return for the brokers' agreement to promote sales of Fund shares (often called "revenue sharing"); (b) the directing of Fund portfolio brokerage to brokerage firms in return for agreements by the brokers to promote the shares of the Funds; and (c) "Soft Dollar" commission arrangements with brokers. These payments resulted in the growth of the Funds, which benefited the Investment Adviser and Distributor Defendants because it allowed their advisory and other asset-based fees to increase. The aforesaid Defendants engaged in those programs in an effort to generate increased compensation even though many of those programs were in violation of SEC and National Association of Securities Dealers ("NASD") rules and

regulations. They engaged in such activity despite ample evidence that the increase in their compensation was not justified by any increase in the quality or nature of the services which they provided to the Funds or their investors, or by additional benefits to the Funds or their investors.

4. Although an increase in mutual fund assets can benefit investors through economies of scale that decrease the expenses of operating such funds on a per share basis, Defendants failed to reduce their fees to pass on the economies of scale to the Funds or their investors. Instead, they utilized the economies of scale for their own benefit.

5. The fee structure imposed by Defendants on the Funds and their investors far exceeded the fees that would be paid as a result of arm's-length bargaining. Fees for essentially the same services that were paid by similar funds not affiliated with Defendants were substantially less.

6. In addition, Fund assets were used to pay excessive "Rule 12b-1" fees to the Distributor Defendants without any benefit accruing to the Funds or their investors from those payments. Defendants' management fees were also excessive because they used Fund assets to pay their out-of-pocket expenses even though they were already being compensated on a basis that reimbursed them for such expenses. For example, they caused the Funds to make "Soft Dollar" commission payments to brokers, through which brokers were paid commissions at a rate that exceeded the normal rate for effectuating portfolio transactions, in return for services that would normally be provided by the advisers and for which the advisers were already being paid. Soft Dollar commissions were utilized by Defendants to shift significant expenses from the Investment Adviser Defendants to the Funds and their investors without any corresponding offset in the level of the management fee.

7. Furthermore, the Directors of the Funds failed to satisfy their duty independently and conscientiously to evaluate the Funds' 12b-1 and advisory fee arrangements, a factor which strongly supports a finding of fee excessiveness. The Directors failed to perform their duties as the "watchdogs" of the Funds because they failed to obtain enough information adequate to evaluate the Funds' distribution fees as required by Rule 12b-1, or approved those fees in the face of information showing that the distribution program was failing to benefit the Funds. As a result, they were unable to evaluate whether Defendants' use of Fund assets for revenue sharing agreements was in the Funds' and their investors' best interest and whether the fees being charged were excessive. Moreover, the increase in the Funds' net assets, accompanied by an increase in the expense ratios and Defendants' failure sufficiently to reduce their fees, were red flags which the Directors disregarded, as was the fact that other comparable funds were paying substantially lower fees for similar services. As a result, the Directors did not perform their duties as "watchdogs" of the Funds because they failed to ensure that any economies of scale that were being realized from the increase in Fund assets were passed to the Funds and their investors, and that the fees paid by the Funds to Defendants were not excessive. The Directors' failure to satisfy their duties resulted in excessive fees being charged to the Funds that were disproportionate to the services rendered and were not the product of arm's-length bargaining.

JURISDICTION AND VENUE

8. The claims asserted herein arise under and pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. §80a-35(b).

9. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act.

10. Many of the acts charged herein occurred in substantial part in this District. Defendants conducted other substantial business within this District. Certain of the Defendants were at all relevant times, and still are, headquartered in this District, as described below.

11. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

12. Plaintiff Joy D. Beasley held at the time the initial complaint was filed and continues to own shares or units of the AIM Basic Value Fund and has been damaged by the conduct alleged herein.

13. Plaintiff Sheila McDaid (aka Cecelia J. McDaid) held at the time the initial complaint was filed and continues to own shares or units of the AIM Technology Fund (f/k/a INVESCO Technology Fund), and has been damaged by the conduct alleged herein.

14. Plaintiff Khanh Dinh held at the time the initial complaint was filed and continues to own shares or units of the AIM Constellation Fund, and has been damaged by the conduct alleged herein.

15. Plaintiff Henry W. Meyer held at the time the initial complaint was filed and continues to own shares or units of the AIM Basic Balanced Fund (f/k/a the AIM Balanced Fund), AIM Constellation Fund and AIM Large Cap Growth Fund, and has been damaged by the conduct alleged herein.

16. Plaintiff George Robert Perry held at the time the initial complaint was filed and continues to own, shares or units of the AIM Financial Services Fund (f/k/a INVESCO Financial Services Fund), and has been damaged by the conduct alleged herein.

17. Plaintiff Harvey R. Bendix held at the time the initial complaint was filed and continues to hold shares or units of the AIM Leisure Fund (f/k/a INVESCO Leisure Fund), and has been damaged by the conduct alleged herein.

The Investment Adviser Defendants

18. Defendant INVESCO, an indirect wholly-owned subsidiary of AMVESCAP PLC ("AMVESCAP"), is located at 4350 S. Monaco Street, Denver, Colorado 80237, and was the investment adviser to the INVESCO Funds during the time period described below. INVESCO collected various forms of compensation for "managing" and "advising" the INVESCO Funds, including millions of dollars in advisory and other fees as a percentage of assets under management.

19. Defendant AIM serves as investment advisor to, among other entities, the AIM/INVESCO Funds. AIM collected during the relevant period, and continues to collect, various forms of compensation for "managing" and "advising" the Funds, including millions of dollars in advisory and other fees as a percentage of assets under management. AIM, together with its subsidiaries, managed or advised over 155 funds or portfolios, including over 70 "retail" funds with $131 billion in assets under management as of March 31, 2005. AIM is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

(a) On November 25, 2003, AIM succeeded INVESCO as the investment adviser to the INVESCO funds other than INVESCO Variable Investment Funds, Inc. ("IVIF"). AIM replaced INVESCO as the adviser for IVIF in April 2004.

(b) As a result of the transition of investment adviser for the INVESCO funds from INVESCO to AIM, as of October 15, 2004 each of the INVESCO funds that is the subject of this action was re-branded as an AIM fund. *See* Brooke A. Masters, *Problems? Try A New Name; Some Funds Look To Change The Way Investors See Them*, WASHINGTON POST, Sept. 17, 2004, at E01.

20. As noted above, INVESCO and AIM are referred to collectively herein as the "Investment Adviser Defendants."

The Distributor Defendants

21. Defendant IDI is an indirect subsidiary of AMVESCAP. IDI is a broker-dealer registered with the SEC and served as the principal underwriter of each the INVESCO funds and was paid fees out of the assets of the INVESCO funds during the time period described below. IDI is located at 4350 South Monaco Street, Denver, Colorado 80237.

22. Defendant ADI is an indirect subsidiary of AMVESCAP. ADI is a broker-dealer registered with the SEC, serves as the principal underwriter of each of the AIM funds and was paid fees out of the assets of the AIM funds investors during the relevant period. ADI is located at 11 Greenway Plaza, Suite 800, Houston, Texas 77046

(a) On July 1, 2003, ADI succeeded IDI as the distributor for the INVESCO funds.

23. As noted above, IDI and ADI are collectively referred to herein as the "Distributor Defendants."

SUBSTANTIVE ALLEGATIONS

THE INVESTOR ADVISER AND DISTRIBUTOR DEFENDANTS INVOLVED WITH RUNNING, ADVISING, MANAGING AND PROTECTING THE FUNDS AND THEIR INVESTORS VIOLATED THEIR DUTIES IN CHARGING AND OBTAINING EXCESSIVE FEES

24. The fees charged to mutual fund investors are required to reflect the equivalent of fees that would have been the result of arm's-length negotiation. Directors are supposed to negotiate the fees charged to the fund investors on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors in that the fees must be reasonably related to the services provided and conflicts of interests should be disclosed.

The Fees At Issue

25. Investment Advisory Fees: Investment advisory fees are calculated as a percentage of assets under management. Investment advisory fees are paid to investment advisers for managing the underlying portfolio, i.e., for choosing the securities in which a mutual fund should invest and the operations required to support the management of the portfolio. As the fund assets increase, the dollar amount of such fees parallels this growth.

26. Rule 12b-1 Fees: SEC Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its shareholders. Legitimate uses of 12b-1 distribution fees include payments for the cost of marketing and selling fund shares (such as compensation for brokers and others who sell fund shares, and payments for advertising, the printing and mailing of prospectuses and sales literature). Like the investment advisory fees, the 12b-1 fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

27. Transfer Agency Fees: Transfer agency fees are paid to either an affiliated or independent third party to handle sales and redemptions of fund shares, to maintain shareholder records, to compute the net asset value (the "NAV") of the fund daily, and to pay out dividends and capital gains. Like the investment advisory fees and 12b-1 fees, the transfer agency fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund. These fees can constitute "fall-out" benefits to an Investment Adviser as a result of its relationship with the Funds, and must be considered in evaluating whether the fees paid were excessive.

28. Administrative Fees: Administrative fees are generally paid by funds to cover the cost of responding to investor inquiries, providing investors with information about their investments, and other services required to enable the functioning of the fund. Unlike 12b-1 distribution fees, a fund may pay administrative fees without adopting a 12b-1 plan. Accordingly, such fees are often not visible to investors and are highly susceptible to excessiveness by an Investment Adviser. Like the investment advisory fees and the 12b-1 fees, the administrative fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

29. These fees are the principal components of a fund expense ratio, which is the ratio of total expenses to net assets.[1] The expense ratio determines the fund's efficiency and cost effectiveness, and consequently a lower number is desirable because it reflects higher total returns. The expense ratio of a fund is considered in the industry to be a key indicator of a fund's performance.

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[1] These fees are often measured in basis points. A basis point ("bp") is one-hundredth of a percentage point (0.01%). For example, 10 bps of $1 billion equals $1 million.

30. The various fees charged mutual fund investors can have a significant impact on returns. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns ... In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: *Costs Paid with Other People's Money*, 6 FORDHAM J. CORP. & FIN. L. 259,261, 267 (2000). The expense ratio is usually reflected as a percentage of assets, and the percentage of assets used to pay for expenses can translate into a significant amount of dollars. For the AIM Funds at issue in this case, the chart in Exhibit A illustrates the actual dollar amount spent by the Fund to pay for its expenses.

Factors That Show The Fees Charged To The Funds By The Defendants Were Not Reasonably Related To The Services Provided To The Funds

31. The mutual fund industry recognizes that certain factors indicate that fees are excessive. In particular, the following factors, *inter alia*, illustrate whether a fee is excessive to the funds and their investors:

- the quality of services provided to the fund and its investors;
- the nature of services being paid for by the fund and its investors;
- whether economies of scale were passed to the fund and its investors or kept by the investment adviser;
- whether the investment advisory fees are reduced to reflect the "fall-out benefits" the adviser receives, which are those benefits other than the advisory fees that flow to the adviser and its affiliates as a result of the adviser's relationship with the fund;
- what other fund families or funds within the same fund family charge for similar mutual funds; and

- whether the trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory and distribution agreements and the fees contained therein.

An analysis of the Funds shows that the Defendants charged excessive fees to benefit themselves.

The Defendants' Profits Were Increasing During the Relevant Period

32. The mutual fund industry is an enormously profitable industry, as it is for the Defendants. In this regard, a Forbes article, published on September 15, 2003, stated as follows: "The average net profit at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall. This increase in revenue was due to an increase in sales." At a roundtable on investment company regulation by the Securities and Exchange Commission Historical Society, industry insiders made the following comments about the mutual fund industry's profits:

> MR. GOLDBERG: Well, a cynic might say that this is such an enormously profitable industry, you don't have to steal.
>
> MS. MCGRATH: Well, that's true. So much for 36(b).

The Roundtable on Investment Company Regulation, Securities and Exchange Commission Historical Society, Dec. 4, 2002 at 33.

33. According to SEC filings, Defendants' main source of revenue is derived from investment adviser, administration, distribution and service fees. The Defendants profited tremendously during the relevant period from the significant inflow of assets under management and increase in the fees they received. For instance, AIM Fund assets under management grew 29% from $357 billion in 1999 to about $461 billion through the first half of 2005. This increase in assets means that the dollar amounts of the asset-based advisory fees have also significantly increased. During this same time, AMVESCAP's revenue increased from $1.33 billion to $2.21

billion. As explained in the AMVESCAP PLC (the parent company of AIM and INVESCO) 2004 Annual Report, revenues arise substantially from management, service and distribution fees generated from assets under management.

34. The excessive fees only served the purpose of increasing Defendants' profits. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Funds were nominal, while the additional fees received by Defendants were hugely disproportionate given that the nature, quality, and level of the services remained the same.

Economies Of Scale Were Not Passed On To The Funds

35. In theory, as a particular fund's total assets grow, the expenses borne by that fund would be spread out and shared amongst fund investors, so that each investor's *pro rata* share of the fund's expenses is correspondingly diminished. When these savings are not passed on to the funds, excessive fees are, as was the case here, retained by the Investment Advisers and their affiliates.

36. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted . . . that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

37. To illustrate, on a per share basis, it does not cost more to manage additional assets in a growing fund because economies of scale occur on both the fund complex and

portfolio level for various costs incurred. As noted by the SEC in the Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No.89-2337(1966):

> The economies of size, in large measure, reflect the fact that the management of both large and small security portfolios requires much the same general economic and market forecasting, analyses of various industry groups and evaluations of particular securities, since even a relatively small fund may be large enough to attain adequate diversification of investment risk. Indeed, in recent years there has been a tendency among many larger funds to decrease rather than increase the number of common stock holdings in their portfolios despite substantial growth through sales of fund shares.

Significant economies of scale also exist with regard to the service and administration fees charged to investors, which are also part of the expense ratio. The cost of maintaining a shareholder's account is the same for all shareholders, regardless of the size of his or her account. Suppose the annual cost of maintaining an account is $40 and that the mutual fund has 100,000 shareholders. Under this scenario, if the fund has $100,000,000 in assets (an average of $1,000 per account), then the fund's administrative expenses are 4.0% of fund assets. If total assets are $250,000,000 (an average account of $2,500), then the administrative expense ratio is 1.6% because the expense ratio falls as fund assets rise. *See* David A. Latzko, Economies of Scale in Mutual Fund Administration, Penn. St. Univ., JOURNAL OF FINANCIAL RESEARCH, Sept. 22, 1999.[2]

38. The mutual fund industry is a business in which economies of scale are present and are statistically significant. *See* Jim Saxton, Chairman, Joint Economic Committee, United States Congress, The Mutual Fund Industry: An Overview (citing William Baumol, The Economics of Mutual Fund Markets: Competition Versus Regulation, 186, 190, Boston: Kluwer

[2] Fixed costs of mutual funds also include accounting, registration and directors' fees, which are spread over the asset base and therefore decrease per shareholder as assets increase. Additionally, asset growth results in lower flow volatility, which decreases liquidity costs for the funds.

Academic (1990)). As explained by Lori Walsh, a financial economist for the SEC, "If the asset growth is successful, this should translate into a lower expense ratio and higher expected net returns, all other things equal." Lori Walsh, The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns, available at http://www.sec.gov/rules/proposed/s70904/lwalsh042604.pdf. To this end, the growth of assets under management by the Investment Adviser Defendants has generated substantial economies of scale to the great benefit of the Investment Adviser and Distributor Defendants, which have not been passed on to the Funds and their investors through lower expense ratios.

39. The failure of the Investment Adviser Defendants to pass along the savings generated from the growth of the Funds is evidenced in each of the Fund's annual and semi-annual reports, which provide data regarding the total net assets of the fund and the ratio of expenses to the net assets of the fund. Despite increases in assets in many of the Funds, the economies of scale created did not result in a corresponding decrease in the expense ratios of the Funds.

40. For example, analysts have noted that AIM Basic Value Fund's size does not correlate to the fees charged and Defendants have not passed economies of scale to investors, stating: " [i]t looks pricier when compared with similarly sized portfolios. Its 1.34% levy is 22 basis points, or hundredths of a percent, higher than its average peer with a similar fee structure and more than $1 billion in assets." Karen Papelois, *Morningstar's Take: Aim Basic Value Fund Has Done A Nice Job, But We Have Concerns*, September 13, 2004, www.morningstar.com (password required). These high fees are due to Defendants' failure to pass economies of scale. For example, between December 2001 and December 2004, the AIM Basic Value Fund's assets

increased from $4.171 billion[3] to $7.280 billion, an increase of over 74%. Over this same period, the fund's expense ratio for Class A shares remained virtually unchanged, decreasing from 1.30% in 2001 to 1.29% in 2004.[4] Given the fund's growth, the expense ratio should have been decreasing due to the economies of scale. Other Funds demonstrated a similar pattern.

41. Between March 2003 and March 2005, the AIM Leisure Fund's assets increased from $657 million[5] to $907 million, an increase of over 38%. Over this same period, the fund's expense ratio for Class A shares remained unchanged at 1.42%.[6]

42. Between October 2001 and October 2004, the AIM Large Cap Growth Fund's assets increased from $341 million[7] to $741 million, an increase of over 117%. Over this same period, the fund's expense ratio for Class A shares decreased by less than 2%, from 1.57% in 2001 to 1.54% in 2004.[8]

43. As to the AIM Technology Fund, regardless of its size and the costs of running it, Defendants kept increasing its fees and failing to pass economies of scale. As analysts noted, "it [AIM Technology Fund] still charges significantly more than it did in the late 1990s when assets

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[3] AIM Basic Value Fund, annual report for the fiscal year ending Dec. 31, 2001 (Form N-30D) (Mar. 8, 2002).

[4] AIM Basic Value Fund, annual report for the fiscal year ending Dec. 31, 2004 (Form N-CSR) (Mar. 9, 2005).

[5] INVESCO Leisure Fund, annual report for the fiscal year ending Mar. 31, 2003 (Form N-30D) (June 4, 2003).

[6] INVESCO Leisure Fund, annual report for the fiscal year ending Mar. 31, 2005 (Form N-CSR) (June 6, 2005).

[7] AIM Large Cap Growth Fund, annual report for the fiscal year ending Oct. 31, 2001 (Form N-30D) (Jan. 4, 2002).

[8] AIM Large Cap Growth Fund, annual report for the fiscal year ending Oct. 31, 2004 (Form N-CSR) (Jan. 5, 2005).

were at similar levels." Morningstar Stewardship Grade: INVESCO Technology Fund, October 23, 2006, www.morningstar.com (password required). Even when the fund was growing, the fees kept increasing. Between March 2003 and March 2004, the AIM Technology Fund's assets increased from $1.593 billion[9] to $3.250 billion, an *increase* of over 104%. Over this same period, the fund's expense ratio for Class A shares increased by over 2%, from 1.47% in 2003 to 1.50% in 2004.[10]

44. Between October 2002 and April 2006, the AIM Constellation Fund's assets increased from $7.712 billion[11] to $9.121 billion, an increase of over 18%. Over this same period, the fund's expense ratio for Class A shares decreased by only 2.38%, from 1.26% in 2002 to 1.23% in 2006.[12]

45. Between March 2003 and March 2005, the AIM Financial Services Fund's assets increased from $752 million[13] to 804 million, an increase of almost 7%. Over the same period, the Fund's expense ratio for Class A shares remained the same at 1.38%.[14] Analysts have concluded this is a trend: "the fund unfortunately doesn't have a clear history of lowering fees as

---

[9] INVESCO Technology Fund, annual report for the fiscal year ending Mar. 31, 2003 (Form N-30D) (June 4, 2003).

[10] INVESCO Technology Fund, annual report for the fiscal year ending Mar. 31, 2004 (Form N-CSR) (June 3, 2004).

[11] AIM Constellation Fund, annual report for the fiscal year ending Oct. 31, 2002 (Form N-30D) (Jan. 2, 2003).

[12] AIM Constellation Fund, semiannual report for the quarter year ending Apr. 30, 2006 (Form N-CSRs) (June 7, 2006).

[13] INVESCO Financial Services Fund, annual report for the fiscal year ending Mar. 31, 2003 (Form N-30D) (June 4, 2003).

[14] INVESCO Financial Services Fund, annual report for the fiscal year ending Mar. 31, 2005 (Form N-CSR) (June 6, 2005).

it has attracted more assets." Morningstar Stewardship Grade: AIM Financial Service Fund, October 31, 2005, www.morningstar.com (password required).

46. Between December 1998 and December 2003, the AIM Basic Balanced Fund's assets remained virtually unchanged, finishing those years at $2.3 billion.[15] Over this same period, the fund's expense ratio for Class A shares increased by 15.79%, from 0.95% in 1998 to 1.10% in 2003.[16]

47. It is also clear that the fees charged to AIM Funds and their investors were excessive when looking at fees for funds of comparable sizes. As evidenced above, the dramatic growth of the AIM Funds has not benefited investors in the form of lower fees, and this is further illustrated by the fact that the AIM Funds' expense ratios for certain of the Funds are significantly higher than those of large size benchmark funds, thereby further demonstrating that economies of scale were not being passed to investors by Defendants. For example, the chart below shows that for 2003, Defendants charged up to 83 basis points more in fees than comparable funds, which, due to their size should have similar costs and experience similar economies of scale.[17]

[15] AIM Balanced Fund, annual report for the fiscal year ending Dec. 31, 1998 (Form N-30D) (Mar. 8, 1999).

[16] AIM Balanced Fund, annual report for the fiscal year ending Dec. 31, 2003 (Form N-CSR) (Mar. 5, 2004).

[17] Charts in this Complaint referring to the University of Chicago's Center for Research in Securities Prices ("CRSP") Benchmark, are the value-weighted (weights obtained using the monthly asset valuation for each fund) average of all funds in the same size quartile that had the same CRSP Strategic Objective Designation. CRSP assigns each fund one of 187 Strategic Insight Fund Objective Codes based on its investment strategy. The results in this chart are for all Classes of each Fund only, and are presented in terms of difference, defined as follows: Funds Expense Ratio Levels Minus Benchmark Expense Ratio Levels. Thus, a positive value denotes Fund expense ratios that are higher than industry benchmark averages.

Comparison of 2003 Fees on AIM Funds to CRSP Value-Weighted Benchmark of Same Sized Funds All Share Classes Differences in Terms of Basis Points		
Fund Name	**Strategic Objective**	**BPs higher than benchmark**
AIM Basic Balanced	Balanced Fund	83
AIM Basic Value	Growth	39
AIM Large Cap Growth	Growth	62
AIM Leisure	SEC	62
AIM Technology	Technology	7

As illustrated above, Defendants failed to pass the benefits from the economies of scale derived from the Funds' growth on to their investors and instead enjoyed for themselves the windfall from such growth.

48. Additionally, neither research costs nor performance justify the Defendants' failure to reduce the Funds' expense ratios. Correlation between the Funds' performance indicates that Defendants kept their research costs down by sharing the same research across the Funds; therefore, investors who purchased different AIM mutual funds received relatively little diversity through these investments.

49. The chart in Exhibit B, attached hereto, illustrates the highly correlated performance of the Funds.

50. By looking at the expense ratio data of the Funds, from Fund to Fund and from year to year, Defendants' scheme to extract excessive fees is exposed. The distribution of a fund's shares and the increase in overall assets of a fund were supposed to be good for investors. However, the systematic overcharging of fees and expenses by Defendants eliminated any benefits of distribution for investors. In this case, the distribution plan and other undisclosed incentives existed only to enrich the Defendants.

The Breakpoints In The Funds' Advisory Agreements Do Not Meaningfully Pass The Economies of Scale On To The Funds And Are Largely Illusory

51. A "fee breakpoint" has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

John P. Freeman and Stewart L. Brown, Mutual Fund Advisory Fees: The Cost of Conflicts of Interest, U.S.C.L., http://www.law.sc.edu/freeman/jcl-01.pdf.

52. While the advisory contracts for the Funds include breakpoints, many of these breakpoints were meaningless because, as a practical matter, they did not pass any of the economies of scale to fund investors.

53. For example, AIM Basic Value Fund's last breakpoint is at $1.5 billion, however, the fund has not been under $1.5 billion since 2000. During 2003 to 2004, the Basic Value Fund had $6.4 billion to $7.2 billion dollars in assets under management, which meant that close to $5 billion in additional dollars were managed by this fund without any economies of scale being passed to investors. The breakpoints remain unchanged and are still ineffective.

54. AIM Constellation Fund also has illusory breakpoints, since its last breakpoint is at $150 million, but the fund has not been under a billion dollars since prior to 1995. In October 2003, the Fund had $7.8 billion dollars, which meant that over $7 billion were managed without any economies of scale being passed to investors. The breakpoints remain unchanged and are still ineffective.

55. AIM Basic Balanced Fund's last breakpoint is at $150 million, even though the Fund has not had under $1.5 billion in assets under management since prior to 2000. In

December 2003, the Fund had $2.3 billion in assets under management, which meant that no economies of scale were being passed to investors for over $2 billion in additional assets under management. The breakpoints remain unchanged and are still ineffective.

56. AIM Large Cap Growth Fund has illusory breakpoints for the opposite reasons than the other funds: the assets under management have yet to reach the first breakpoint. AIM Large Cap Growth Fund's first breakpoint is at $1 billion, however, the Fund has not reached the billion dollar point since its inception. Therefore, although the fund grew from $514 million in 2000 to $803 million in October 2005, no economies of scale were passed to the investors through breakpoints. The breakpoints remain unchanged and are still ineffective.

The Nature and Quality of Services Do Not Justify The Excessive Fees

57. The nature and quality of advisory services provided to the Funds do not justify the excessive expense ratios carried by the Funds. Defendants cannot justify their high fees by arguing that their managers and analysts are of superior quality and provide superior performance. Overall, the performance of the Funds was not up to par with other similar funds in the industry, and thus could not justify the higher fees. For example, the Funds underperformed their benchmarks during the period from 2003 to 2004. The Funds underperformed no-load and load funds with the same strategic objective as the Funds:

	Comparison of Cumulative Excess Returns on AIM Funds Relative to Benchmarks (All Class Shares) July 2003 Through July 2004 Cumulative Excess Returns on AIM Funds		
Fund Name		**Net Expenses**	**Net Expenses & Loads**
AIM Basic Balanced		-5.18	-4.30
AIM Basic Value		1.39	1.89
AIM Constellation		-3.83	-3.53
AIM Large Cap Growth		-3.06	-2.73
AIM Technology		-3.60	-3.13
AIM Leisure		-0.28	-1.12
AIM Financial Services		-2.55	-2.04

Therefore, the quality of other services provided to shareholders also fails to justify the excessive expense ratios charged to the Funds and their investors by Defendants.

58. Analysts have also noticed that certain AIM Funds underperformed. For example, they note that with respect to AIM Financial Services Fund, "relative to other diversified financials offerings, this fund's record has been lackluster." Laura Pavlenko Lutton, *Morningstar's Take: It is difficult to make a strong case for INVESCO Financial Services*, July 28, 2004, www.morningstar.com (password required).

The Fees Charged To The Funds And Their Investors Were Excessive Relative To Similar Funds Offered In The Industry

59. When examining the expense ratios of other fund families that provide the same types of funds as AIM Funds, it is apparent that the Investment Adviser Defendants charged higher fees than other investment advisers who manage the same type of portfolio.

60. Analysts have noted that, "[i]n general, AIM Funds should be cheaper." Morningstar Stewardship Grade: Basic Value Fund, Oct. 23, 2006, www.morningstar.com (password required). More specifically, Morningstar analysts have noted that, "AIM Large Cap Growth has performed well, but we're not convinced it can succeed over the long haul.. its expense ratio works against it: At 1.82%, it's much higher than that of the average large-growth fund that charges a front-end sales fee." Bridget Hughes, *Morningstar's Take: AIM Large Cap Growth has performed well, but we're not convinced it can succeed over the long haul.* September 7, 2004, www.morningstar.com (password required). The graph below illustrates that for the AIM Funds at issue in this case, the expense ratios followed similar trends and were far beyond the expense ratios of similar funds in the industry. When comparing certain AIM Funds to funds with similar strategic objectives and the same value-weighted average (weights obtained

using the monthly asset valuation for each fund), there is evidence of consistently excessive expense ratios.

Comparison of AIM Funds Fees to the CRSP Benchmark
Benchmark is the Value-Weighted Average of all Funds Existing During 2003 With the Same CRSP Strategic Objective as the AIM Funds Retail Share Classes Only
Differences in Terms of Basis Points

Fund Name	Strategic Objective	BPs higher than benchmark
AIM Basic Balanced	Balanced Fund	79
AIM Basic Value	Growth	69
AIM Constellation	Aggressive Growth	64
AIM Large Cap Growth	Growth	106
AIM Leisure	SEC	95
AIM Technology	Technology	52

The Fees Are Also Excessive When Compared To Fees Charged Where Both Parties Negotiated At Arm's-Length

61. The excessiveness of the fees charged by Defendants is also illustrated by the lower fees paid by unaffiliated investment management companies to the Investment Adviser Defendants when they acted as sub-adviser to unaffiliated funds. Fund companies sometimes hire outside money managers, known as sub-advisers, to do the day-to-day stock or bond picking. The fees in these relationships tend to be lower. As noted by then New York Attorney General (now Governor-elect) Eliot Spitzer ("Spitzer") when discussing advisory fees before the United States Senate:

> [U]nlike most mutual fund fees where directors rubber stamp their affiliated management company's request, the fees charged by subadvisors are the product of an arms length negotiation between disinterested parties.

See Eliot Spitzer, Before the United States Senate Governmental Affairs Committee Subcommittee on Financial Management of the Budget, and International Security (Jan. 27, 2004).

62. As part of a settlement regarding market timing in 2003 between Spitzer and Defendants, Defendants agreed to fee advisory reductions and to publicly disclose an independent party's evaluation of the fees. One part of the evaluation looks at the fees that Defendants charge for providing advisory services to AIM Funds versus the fees its charges for sub-advisory services to unaffiliated funds. According to these disclosures, Defendants routinely charge more in investment advisory fees to AIM Funds compared to fees charged for sub-advisory fees to unaffiliated funds. For example, AIM Basic Value Fund's fees were higher than sub-advisory fee rates for which an affiliate of AIM serves as sub-advisor. AIM Basic Value Fund, annual report for the fiscal year ending Dec. 31, 2005 (Form N-CSR) (Mar. 10, 2006). This illustrates that in the absence of the arm's-length bargaining, the AIM Funds were charged significantly higher fees.

THE FEES CHARGED WERE NOT REASONABLY RELATED TO SERVICES PROVIDED TO THE AIM FUNDS AND THEIR INVESTORS

Defendants Placed The Expense Of Revenue Sharing Payments On The Funds And Their Investors.

63. The Investment Adviser and Distributor Defendants also charged excessive fees by charging the Funds and their investors for such Defendants' out-of-pocket revenue sharing expenses. Revenue sharing arrangements are very appealing to investment advisers because they can increase sales from three to ten fold. *See* Smita Madhur, *Revenue Sharing Boosts Mutual Fund Sales Tenfold*, Financial-Planning.com, Jan. 24, 2005, http://www.financial-planning.com/pubs/fpi/20050124101.html.

64. At the same time, revenue sharing arrangements are very expensive for investors because their high costs translate into higher and excessive fees levied upon shareholders.

65. These payments increased the fees levied on the Funds and their investors because the Investment Adviser Defendants, in determining the amount they would charge for their

advisory fees, accounted for the costs of the revenue sharing agreements for which they paid broker-dealers and others, in order to ensure the recovery of their full profit after the revenue sharing payments were made.

66. A recent report on revenue sharing by Cerulli Associates notes that advisory fees are the most significant source of revenue sharing. *See* Cerulli Associates, *Mutual Fund Revenue Sharing: Current Practices and Projected Implications* (2005). The advisory fee can be inflated in order to finance the adviser's revenue sharing obligations and, as shown herein, the Investment Adviser Defendants did just this with respect to the AIM Funds.

67. However, investment advisory fees are meant to cover management of the invested funds. This includes management and administrative activities related to managing the fund's portfolios. Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966).

68. The investment advisory fees used for revenue sharing do not fit either of these categories. Revenue sharing expenses are not supposed to be borne by funds and their investors as they are not management or traditional advisory expenses. Furthermore, the revenue sharing payments may benefit the Investment Adviser Defendants, but do not benefit the Funds or their investors.

69. According to AIM internal documents, Defendants used both hard dollars and Soft Dollars to compensate brokers for revenue sharing arrangements. In 2001, Defendants agreed to pay Morgan Stanley a certain percentage in basis points ("bps") (one bps is 0.01%) with Soft Dollars for marketing, and in hard dollars for asset retention. AIM ranked in the top 10 at Morgan Stanley with sales totaling $407 million. Furthermore, according to an AIM internal memorandum, as part of AIM's and Morgan Stanley's 2003 marketing support agreement, AIM

agreed to pay in Soft Dollars on Class A, B and C shares, while meetings were paid in cash. AIM also agreed to pay cash for a Directors Club meeting held at the Bellagio in Las Vegas, as well as for a Presidents Club meeting also at The Bellagio. AIM also agreed to pay bps on assets retained for one year or more; cash for networking fees on accounts that are not in an omnibus account; and cash when accounts go into an omnibus account. Morgan Stanley continues to disclose that AIM is one of the fund families with which it has a revenue sharing arrangement.

70. FSC Securities Corporation was another broker-dealer with which AIM had revenue sharing arrangements. The firm's September 14, 2004 "FSC Disclosure Document for Mutual Fund and Variable Annuity Shareholders" indicates that AIM participated in "shelf space" arrangements with FSC. *See* http://www.fscorp.com/EPProgramDisclosure.pdf. According to the FSC Disclosure Document, AIM paid FSC an amount "in addition to the customary sales charges in connection with sales of mutual funds." *Id.* FSC also disclosed that its individual brokers, as well as FSC, are compensated by AIM such that it "may create an incentive for representatives to sell such funds." *Id.* Furthermore, on sales of AIM funds, FSC brokers did not have to pay a ticket charge, further increasing their compensation. A May 31, 2006 update to this disclosure document states that revenue sharing arrangements with AIM are still ongoing.

71. In a June 2004 press release on the Smith Barney website entitled "Mutual Funds, Revenue Sharing Fund Families," Smith Barney, a division of Citigroup Global Markets Inc. ("CGMI"), identified that the AIM funds made payments to Smith Barney as part of a "shelf space" arrangement. *See* http://www.smithbarney.com/products_services/mutual_funds /investor_information/revenueshare.html. According to AIM internal documents, Defendants agreed to pay bps on Class A, B and C share sales. In 2001, AIM ranked in the top 10 in Smith

Barney's sales of mutual funds, with $350 million in sales. As for the affiliated broker dealers of CGMI, Citicorp Investment Services and PFS Investments Inc., AIM similarly agreed to pay bps on Class A, B and C share sales. It also paid a significant additional payment for meeting support as part of the sales and assets arrangements.

72. Between 2001 and 2003, Defendants also participated in Wells Fargo's Preferred Partnership Arrangements. Defendants paid for part of their obligation with brokerage commissions. Wells Fargo required the Investment Adviser and Distributor Defendants to pay up to 15 bps for assets held and 35 bps for assets sold. Wells Fargo Investments, Letter of Acceptance, waiver and consent, No. CE105006. As of September 2006, Defendants continue to participate in revenue sharing arrangements with Wells Fargo as a Strategic Sponsor, paying up to 0.125% on equity assets and up to 0.075% on fixed income assets per year to participate in the program. *See* Wells Fargo Investments LLC, An Investor Guide to Mutual Funds, September 2006, *available at* https://a248.e.akamai.net/7/248/1856/53509ee1f25e7e/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

73. At least from 2001 to the end of 2003, Defendants also had revenue sharing arrangements with H.D. Vest. Defendants paid for these obligations using brokerage commissions. H.D. Vest required participants to pay up to 15 bps for assets held and 30 bps for assets sold. H.D. Vest, NASD Letter of Acceptance, waiver and consent No. CE105007.

74. AIM also entered into shelf space arrangements with Chase Investment Services Corporation ("Chase"). According to AIM internal documents, in a 2002 agreement with Chase, AIM agreed to pay brokerage commissions to Chase – in bps for sales of mutual funds, as well as bps on assets under management. Chase also used hard dollars to pay for special meetings. AIM ranked in the top five in Chase's mutual fund sales with sales of $150 million.

75. AIM internal documents confirm AIM also agreed to pay in 2001 bps on sales to Merrill Lynch, and bps on assets that were 13 months old and greater than $10 billion.

76. On its website, National Planning Holdings, Inc. ("NPH"), a full service broker-dealer, revealed that it had "entered into agreements" with AIM "who provide the BDs [broker-dealers] with marketing and other services and who also provide the BDs with additional compensation." *See* http://www.siionline.com/public/sii_disclosure.pdf. As a result, AIM paid NPH's brokers bps on gross sales of AIM funds. In addition, AIM paid bps on the amount of AIM assets under management by NPH brokers on an annual basis. Finally, AIM paid NPH a significant amount per year under the program.

77. According to AIM internal documents, AIM also entered into shelf space arrangements with Bank of America where it would pay bps on Class A, B and C shares, bps on assets as of year-end 2001, and bps on new assets accrued after the start of 2002. These arrangements resulted in significant increases in expenses for AIM fund shares as the payments to Bank of America soared from $1 million in 2000 to $89 million in 2001.

78. Wachovia Securities has also identified on its website that it received payments from AIM as part of a "shelf space" arrangement at least for the first half of 2004. *See* http://www.wachovia.com/files/Mutual_Fund_Guide2.pdf. AIM internal documents note that AIM agreed to pay bps with Soft Dollars for sales of the funds and for assets under management. In 2001, Wachovia had $270 million in AIM Fund sales. Another disclosure on Walchovia's website states that AIM continued to pay revenue sharing to Wachovia Securities in 2005 in the form of fees for "marketing support, account administration or record-keeping services." *See* A Guide to Mutual Fund Investing at Wachovia Securities, *available at* *http://www.wachovia.com/files/GuideToMutualFund0305.pdf.*

79. AIM also entered into similar agreements with Deutsche Bank, Fidelity, ING, Financial Network, IFG, Locust St. Securities, Multi-Financial, Prime Vest, Vestax, Washington Square, Prudential Securities, UBS, and State Street Global Markets, LLC.

THE INVESTMENT ADVISER DEFENDANTS FAILED TO REDUCE THEIR FEES TO RELECT OTHER FALL-OUT BENEFITS THEY RECEIVED FROM THE FUNDS

The Investment Adviser and Distributor Defendants Failed to Reduce Their Fees to Reflect The Benefits They Recovered From Directing Brokerage to Cover Their Out-of-Pocket Expenses

80. Directed brokerage is a practice which directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage gives the investment adviser a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying brokers out of its own assets.

81. By shifting their expenses to the Funds and their investors, the Investment Adviser and Distributor Defendants were able to increase their own revenues at the expense of investors. These Defendants should have reduced their advisory and 12b-1 fees to reflect the benefits they received from the use of brokerage commissions to satisfy revenue sharing arrangements. However, Defendants' failure to reduce their fees to reflect their use of fund assets resulted in their receipt of excessive advisory and 12b-1 fees.

82. In addition to corroding the broker-investor relationship, Defendants' use of directed brokerage commissions decreased the transparency of the Funds' and investors' costs. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the

Investment Adviser and Distributor Defendants to circumvent the limits placed by the NASD on 12b-1 fees.

83. By paying the excessive commissions and directing brokerage business, the Investment Adviser and Distributor Defendants violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

84. The excessive commissions and directed brokerage practices caused Fund investors to pay for services that did not benefit the Funds or their investors. In fact, the Investment Adviser Defendants and their affiliates profited from thisuse of Fund and investor assets because it resulted in an increase in the size of the Funds and, thus, the size of their asset-based fees. This increase in fees bore no reasonable relation to the services rendered.

Through Their "Soft Dollar" Program, The Investment Adviser Defendants Shifted Overhead Costs To The AIM Funds And Their Investors Without Providing Any Offset In Their Advisory Fees

85. The Investment Adviser Defendants received significant benefits by using "Soft Dollars" to shift research costs onto investors through inflated broker commissions, while failing to reduce their advisory fees to reflect this benefit.

86. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a ... broker ... in excess of the amount of commission another . . . broker . . . would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was

reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. § 78bb(e)(1). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include any service that "provides lawful and appropriate assistance to [the] money manager in performance of his investment decision-making responsibilities." *Id.*, Interpretative Notes and Decisions 7 (citation omitted). The commission amounts charged by brokerages to investment advisers in excess of the purchase and sales charges are known within the industry as "Soft Dollars."

87. The Investment Adviser Defendants paid excessive commissions to broker-dealers, which, insofar as they were transferred under the guise of Soft Dollars, were a sham and unjustifiable in light of the Investment Adviser Defendants' in-house research apparatus, for which the Funds and their investors were already paying through the advisory fee. Instead, the purpose of these payments was to induce the brokers to steer their clients to the AIM Funds. These incentives caused brokers to steer clients to the Funds regardless of the Funds' investment quality relative to other investment alternatives. By paying the excessive brokerage commissions, Defendants also violated Section 12(b) of the Investment Company Act because such payments were not made pursuant to valid Rule 12b-1 plans.

88. As analysts noted, "In general, AIM funds should be cheaper. Further, we think the firm's use of soft dollars, which increase commission costs but aren't reflected in expense ratios, inflate true fund costs." *Stewardship Grade: AIM Basic Value Fund*, October 23, 2006, www.morningstar.com (password required). As explained at the October 22, 2000 INVESCO Funds board meeting at which Directors Lawrence H. Budner, Bob R. Baker, James T. Bunch, John W. McIntyre, Fred A. Deering and Mark H. Williamson were all present "there is no source

other than brokerage which can be used by INVESCO to encourage brokerage firms to provide INVESCO with favored status." The discussion went on to explain that the "additional amount of brokerage, although small, would be of great benefit to INVESCO … a small increase in brokerage directed to a given firm will increase INVESCO's priority standing with that firm."

89. When Defendants negotiated to direct brokerage commissions to pay for these shelf space arrangements, they sometimes negotiated to direct brokerage commissions of 1.5 times (or some other negotiated multiple or conversion rate) the amounts requested by broker dealers. This means that if AIM was obligated to pay, pursuant to a revenue sharing arrangement with a broker-dealer, $100,000 in cash to the broker-dealer for fund sales, the broker dealer would allow AIM to satisfy the arrangement with $150,000 in brokerage commissions. According to an AIM internal memorandum, AIM negotiated such agreements with broker-dealers such as Morgan Stanley, Bank of America and Wachovia.

90. The Directors did not have adequate information to measure the value to the Funds and their investors of the Soft Dollars generated. However, the amount paid by the Funds and their investors for excessive commissions was significant and the advisory fee was not reduced to reflect the benefits received by the Investment Adviser Defendants, who utilized Fund assets in the form of Soft Dollars to pay for research that was already being paid for through the advisory fee. Accordingly, the fees paid by the Funds and their investors through so-called "Soft Dollar" payments were excessive and bore no reasonable relationship to the services provided. Such fees resulted in the promotion by brokers of the AIM Funds, thereby increasing the size of the Funds and Defendants' asset-based fees with no corresponding increase in services provided to the Funds or their investors.

Defendants' 12b-1 Fees Were Excessive Relative to the Services Provided

91. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) (15 U.S.C. 80a-35(a) and (b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." 17 C.F.R. 270.12b-1.

92. The exceptions to the Rule 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors.

93. During the relevant period, the Directors authorized, and the Investment Adviser Defendants and Distributor Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees. However, the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund shareholders increased, the economies of scale thereby created, if any, were not passed on to AIM fund shareholders, but were used to benefit the Investment Adviser Defendants and their affiliates. The absence of any benefit from economies of scale is clear from Defendants' failure to pass economies of scale and ineffective breakpoints, as described above.

94. Moreover, Defendants failed to impose effective breakpoints - i.e. reductions in 12b-1 fees - as the assets of the Funds increased. The concept behind breakpoints is that as fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per shareholder. Despite this fact, Defendants failed to impose breakpoints for payments that should not have increased as the size of the Fund assets increased.

95. This increase in fees while the performance decreased, and the failure to grant any breakpoints with costs being fixed, were red flags for the Directors alerting them that they should re-evaluate these fees. If anything, the AIM funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. The Directors ignored or failed to review written reports of the amounts expended pursuant to the AIM funds Rule 12b-1 plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 plan, on a quarterly basis as required and hence failed to terminate the plans and the payments made pursuant to the Rule 12b-1 plan, even though such payments not only harmed existing AIM funds shareholders, but also were

improperly used to induce brokers to breach their duties of loyalty to their prospective AIM funds investors.

96. As discussed throughout this Complaint and below, in violation of Rule 12b-1, Defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the AIM funds Rule 12b-1 plan. Additionally, as demonstrated in the chart below, when looking at the 12b-1 fees charged by similar funds, it is clear that the 12b-1 fees charged to the AIM Funds were excessive.

Comparison of AIM Funds 12b-1 Fees to the CRSP Benchmark
Benchmark is the Value-Weighted Average of all Funds Existing During 2003 with the Same CRSP Strategic Objective as the AIM Funds
All Share Classes
Differences in Terms of Basis Points

Fund Name	Strategic Objective	BPs higher than benchmark
AIM Basic Balanced	Balanced Fund	35
AIM Basic Value	Growth	36
AIM Constellation	Aggressive Growth	35
AIM Large Cap Growth	Growth	50
AIM Technology	Technology	15
AIM Leisure	SEC	44
AIM Financial Services	Financial	13

97. During the relevant period, the distribution fees paid by the Funds also significantly increased. For example, in the AIM Large Cap Growth Fund, distribution fees charged to Class A shares rose from $13,159 in 1999 to $606,542 in 2004; distribution fees charged to Class B shares rose from $16,134 in 1999 to $1,205,821 in 2004; and distribution fees charged to Class C shares rose from $2,610 in 1999 to $499,243 in 2004. This disproportionate increase without any correlating increase in services, especially in light of the Funds' fixed costs, is further illustrative of the excessiveness of the fees charged.

The Directors' Failure To Act Independently And Conscientiously Resulted In Defendants Charging Excessive Fees To The Funds And Their Investors

98. Mutual funds are typically created and managed by investment advisers for a profit. Investment advisers usually supervise a mutual fund's daily operations, and often select affiliated persons to serve on the Board of Directors. As former SEC Commissioner Manuel Cohen remarked when referring to testimony by investment advisers:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that **"It is our fund, we run it, we manage it, we control it,"** and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Statement of Manuel Cohen, Commissioner, SEC, Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce (1967) (emphasis added).

99. As a result of the investment adviser's control of the fund, the relationship between investment advisers and mutual funds contains many potential conflicts of interest. This conflict arises because part of the fees the investment advisers charge, which reduce investors' returns, represents revenue and a source of profit to the investment adviser. *See* GAO Report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition* ("GAO Report"), at 14, 82, available at http://www.gao.gov/archive/gg00126.pdf.

100. The ICA was enacted in response to concerns that mutual fund shareholders were not being adequately protected as a result of these conflicts of interest. As a result, the Directors were made responsible for overseeing the investment advisers' activities. GAO Report at 14. More specifically, the ICA requires the presence of independent directors on the Board of Directors to review and approve the fees the Funds and their investors are charged. *See* 15

U.S.C. § 80a-10(a). The Board of Directors is responsible for approving the investment advisory agreements, 12b-1 plans, and fees paid to Defendants. In reviewing and approving the foregoing, the Directors are required to act in the best interest of the investors.

101. Acting in the investors' best interests requires the Directors to exercise due care in approving the fees charged to those funds that the Directors have the responsibility to oversee. This is why the expertise of the independent Directors, whether they are fully informed about all facts bearing on the adviser's fee, and the extent of care and conscientiousness with which they perform their duties are among the most important factors to be examined in evaluating whether the compensation fund advisers and distributors receive is reasonable under §36(b) of the ICA. *Gartenberg v. Merrill Lynch Asset Mgmt, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982).

102. One of the ways to evaluate whether the Directors fulfilled their duties with adequate care and conscientiousness is to determine whether they acted independently in approving the Funds' fee arrangements or whether the Directors' actions were controlled by the Funds' investment advisers. In determining whether or not a Director is considered an "interested person," the ICA states that "a natural person shall be presumed not to be a controlled person." 15 U.S.C. §80a-2(a)(9). The term "interested person" is defined to include "any affiliated person" of an investment company, investment adviser, or principal underwriter. *Id.* at §80a-2(a)(19)(A)(i), (B)(i). "Affiliated person" is further defined as "any person directly or indirectly controlling, controlled by, or under common control with, such other person." *Id.* at §80a-2(a)(3)(C). Finally, the ICA defines "control" as "the power to exercise a controlling influence over the management or policies of a company." *Id.* at §80a-2(a)(9).

103. The presumption that a Director is not a "controlled person" under the ICA may be rebutted by "evidence." 15 U.S.C. §80a-2(a)(9). Such evidence may include allegations that

non-employee directors followed a course of action suggested by the investment adviser which prejudiced the funds' shareholders. If the Directors rubber stamp suggestions of the investment advisers, they cannot fulfill their statutory duties to act as "watchdogs" for the Funds.

104. The supposedly non-interested directors who served on the Board of Directors of the AIM Funds during the relevant time period include: Bruce L. Crockett, Bob R. Baker, Frank S. Bayley, James T. Bunch, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, and Larry Soll.

105. These purportedly "non-interested" Directors routinely followed the Investment Adviser Defendants' suggested courses of action by rubber stamping fees and arrangements which prejudiced the Funds' investors. As a result, even if the Directors were considered "independent," they failed to fulfill their duties with the care and conscientiousness necessary to ensure that the fees paid to Defendants from Fund and investor assets were reasonable and not excessive. Specifically, the Directors failed to genuinely consider and recognize that revenue sharing and directed brokerage payments should have been borne by Defendants; that no economies of scale were passed to investors as the Funds grew; that the breakpoints were illusory; that the fees were significantly more expensive than comparable funds; that the Funds' 12b-1 Plans and distribution system were not benefiting shareholders; and that, as discussed below, the Funds should be considered individually for purposes of evaluating their fees instead of as part of a fund family unit.

106. The Directors knew that the cost of the aforementioned revenue sharing and directed brokerage payments should have been borne by Defendants as their own out-of-pocket

expenses, yet did nothing to prevent the siphoning of these payments from Fund and investor assets or to appropriately reduce the advisory fee. *See supra* ¶¶ 63-90.

107. The Directors also adopted fee structures and levels that failed to share economies of scale with the investors. The Directors' failure to reduce the Funds' fees illustrates that they neglected to represent the Funds and their investors with the degree of care and conscientiousness required of them. *See supra* ¶¶ 35-46. The Directors also clearly failed to examine the Fund's fees in light of fees paid by comparable funds. *See supra* ¶¶ 47, 51-56. Further, the Directors failed to implement fee structures that had meaningful--or even any--breakpoints for certain Funds, while adopting them in others. *See supra* ¶¶ 53-58. The SEC has made clear that it is the duty of the Directors scrutinize carefully the advisory and other fees to ensure that the economies of scale are being passed to investors as fund assets grow so that the increases in advisory and other fees are not a windfall to the investment advisers and their affiliates:

> If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow.

SEC. Division of Investment Management: Report on Mutual Fund Fees and Expenses available at: http://www.sec.gov/news/studies/feestudy.htm.

108. In addition, in order for the Directors to fulfill their responsibilities regarding the charging of Rule 12b-1 fees, the Directors must understand the Funds' distribution system as a whole so that the 12b-1 fees can be placed in the appropriate context. To do this, the Directors

must understand what the primary distribution channels are, what the Funds and the advisers are paying to use these channels, whether the distribution efforts are succeeding, and whether there are resulting economies of scale which benefit the investors. The Directors failed to obtain this necessary information, and their failure to do so prejudiced the Funds and their investors. Mark Perlow, *Mutual Fund Directors' Oversight of Distribution Relationships: Emerging Best Practices*, The Investment Lawyer, No. 1, 9 (Jan. 2004).

109. The Directors also failed to recognize that directed brokerage had been used to pay for distribution of the Fund shares, and that since brokerage commissions are Fund assets, they should have been reflected in a 12b-1 plan. This failure to act prejudiced the Funds and their investors and resulted in the Funds and their investors paying excessive distribution fees. *See supra* ¶¶ 91-97.

110. While Fund assets were used to encourage the growth of the Fund, the Funds received no benefits in return. The Directors continually allowed Fund assets to be used for only the benefit of the Investment Adviser Defendants and their affiliates. As purportedly "independent" Directors, they had a duty to question the Investment Adviser Defendants and their affiliates' practices, and to ensure that any economies of scale that were being realized from the increase in the Funds' assets were being passed on to the Funds. The Directors ultimately failed to exercise the requisite care and conscientiousness in performing their statutory duties by approving a course of action suggested by the Investment Adviser Defendants that was of no benefit to the Funds or their investors. The Directors' approval of such actions, which prejudiced the Funds and their investors, further demonstrates that they were controlled by the Investment Adviser Defendants.

111. Evidence of the lack of independence of the Funds' Directors has also appeared in other areas. As noted by industry analysts in 2006:

> One issue of note has been the lack of activism when it comes to portfolio management. Although there have been several recent positive developments on a few AIM funds, Morningstar hasn't regularly seen the board calling for change in instances in which some of AIM's funds have experienced a prolonged period of underperformance--AIM Blue Chip ABCAX, whose manager Monica Degan recently retired, comes to mind as an example. Neither has the board been quick to suggest closing funds. **In addition, the board's January 2004 letter to AIM/Invesco fund shareholders in response to SEC and New York attorney general investigations used the same euphemistic language as Amvescap's January 2004 press release and AIM Investments' January 2004 client letter regarding the market-timing and late-trading matters.**

Stewardship Grade: INVESCO Technology Fund, www.morningstar.com (password required) (emphasis added).

112. The lack of independence and conscientiousness of the Directors evidenced above is particularly inexcusable in light of their duty they owe to investors to evaluate each fund's fees, which they fully acknowledge. The Directors disclose the process by which they purport to approve the investment advisory agreement for each AIM fund. In this regard, the AIM Statement of Additional Information states:

> The advisory agreement with AIM was re-approved for each Fund by the Trust's Board . . . . In evaluating the fairness and reasonableness of the advisory agreement, the Board of Trustees considered **a variety of factors for each Fund**, including: the requirements of each Fund for investment supervisory and administrative services; the quality of AIM's services, including a review of each Fund's investment performance and AIM's investment personnel; the size of the fees in relationship to the extent and quality of the investment advisory services rendered; fees charged to AIM's other clients; fees charged by competitive investment advisors; the size of the fees in light of services provided other than investment advisory services; the expenses borne by each Fund as a percentage of its assets and relationship to contractual limitations; any fee waivers (or payments of Fund

> expenses) by AIM; AIM's profitability; the benefits received by AIM from its relationship to each Fund, including soft dollar arrangements, and the extent to which each Fund shares in those benefits; the organizational capabilities and financial condition of AIM and conditions and trends prevailing in the economy, the securities markets and the mutual fund industry; and the historical relationship between each Fund and AIM.

AIM Funds, prospectus for 2004 (Form 485) (April 30, 2004) (emphasis added).

113. The INVESCO Statement of Additional Information also sets forth the purported process by which the investment managers are selected:

> With respect to the nature and quality of the services provided, the board reviewed, among other things (1) the overall performance results of the Funds in comparison to relevant indices, (2) a summary for each Fund of the performance of a peer group of investment companies pursuing broadly similar strategies prepared by an independent data service, and (3) the degree of risk undertaken by INVESCO as reflected by a risk/return summary, also prepared by the independent data service. The board considered INVESCO's resources and responsiveness with respect to Funds that have experienced performance difficulties and discussed the efforts being made to improve the performance records of such Funds. **The board also considered the advantages to each Fund** of having an advisor that is associated with a global investment management organization. In connection with its review of the quality of the execution of the Funds' trades, the board considered INVESCO's use in fund transactions of brokers or dealers that provided research and other services to INVESCO or its affiliates, and the benefits derived from such services to the Funds and to INVESCO. The board also considered the quality of the shareholder and administrative services provided by INVESCO, as well as the firm's positive compliance history.
>
> With respect to the overall fairness of the Agreement, the board primarily considered the fairness of fee arrangements and the profitability and any fall-out benefits of INVESCO and its affiliates from their association with the Funds. The board reviewed information from an independent data service about the rates of compensation paid to investment advisors and overall expense ratios, for funds comparable in size, character, and investment strategy to the Funds. In concluding that the benefits accruing to INVESCO and its affiliates by virtue of their relationships with the Funds were reasonable in comparison with the costs of providing investment advisory services and the

> benefits accruing to each Fund, **the board reviewed specific data as to INVESCO's profit or loss on each Fund**, and carefully examined INVESCO's cost allocation methodology. In this connection, the board requested that the Funds' independent auditors review INVESCO's methodology for appropriateness. The board concluded that approval of the Agreement was in the best interest of the Funds' shareholders. These matters were considered by the Independent Directors working with experienced 1940 Act counsel that is independent of INVESCO.

Id. (Emphasis added.)

114. Given the allegations contained in this Complaint, had the Directors actually evaluated, for each Fund, each of the factors discussed above, they would have noticed the indicia of excessive fees discussed herein and would not have rubber-stamped such excessive fees.

115. That the Directors failed to be independent and conscientious is evidenced not only in light of their approval of actions that prejudiced shareholders, and their failure to otherwise protect shareholders, but the clear impossibility of being able to do so. All of the funds in the AIM complex share the same board of directors. According to the 2004 annual report for the AIM Basic Balanced Fund, as of December 31, 2004 the Funds had one board of directors for *114 funds*. Further, collectively, the independent directors have disclosed serving on the boards of nine companies unrelated to the AIM funds in addition to the AIM funds' boards. AIM Balance Fund, Annual Report for the Fiscal Year Ended December 31, 2004 (Form N-CSR) (Mar. 3, 2005). The manifest inability of the directors to engage in the required fund-by-fund analysis when reviewing the AIM funds' fees is borne out by the finding that an average independent director oversees merely 18.54 funds (in fact, the median is 6 funds). Ferris, Stephen P. and Yan, Xuemin Sterling, *Do Independent Directors and Chairmen Really Matter? The Role of Boards of Directors in Mutual Fund Governance* (February 2005), at 23, 27.

Available at http://ssrn.com/abstract=681526. Here, each Director sits on the Board of over 100 AIM funds.

116. The inability of the Funds' Directors to independently and conscientiously oversee each Fund on an individual basis has also not been lost on industry analysts, who noted in a current report:

> The board of directors oversees all of AIM's mutual funds. Together, that's roughly 100 funds, including open-end mutual funds and variable-annuity subaccounts. Morningstar generally believes that's too many **to give proper attention and care to each individual fund. That's especially true given the varying investment approaches used.**

Stewardship Grade: INVESCO Technology Fund, Nov. 21, 2005, www.morningstar.com (password required) (emphasis added).

117. Moreover, Defendants cannot deny that their ability to independently and conscientiously oversee such a huge number of funds on an individual basis is affected as the Investment Adviser Defendants' directors have been circumscribed by a policy enacted by the *AIM Fund Directors themselves*:

> While there are other well-run boards to which we can point, laggards are plentiful. Take the board that oversees all of the funds of both AIM and Invesco. Suffice it to say that we've been critical of issues at both firms, all the way from performance problems to involvement in the market-timing scandal uncovered in 2003. We recently went so far as to implore the trustees to take even more decisive action on some funds... **The great responsibility of covering such an extensive lineup of funds, meanwhile, is all the more notable when viewed in the light of policies the board has in place for AIM's managers to follow when casting proxy votes for companies held in fund portfolios. They specifically stipulate that votes should be withheld for trustees "that sit on the boards of an excessive number of companies."**

Eric Jacobson, *Fund Boards Under the Microscope*, February 9, 2004, www.morningstar.com (password required) (emphasis added).[18]

118. This clear inability of the Directors to examine each of AIM's funds on a fund-by-fund basis is best exemplified by the breakpoints approved for each of the Funds. The fact that the majority of the Funds has not had breakpoints applicable to all of their assets since prior to 2000 shows that the Directors are not examining each fund and protecting the shareholders.

119. The SEC has set forth several *additional* factors relevant to a determination of whether the presumption that the Directors are not "controlled" persons under the ICA may be rebutted. These factors include: (1) Director affiliations with the controlling party; (2) selection or nomination of the Director by the controlling party; (3) the Directors' independent knowledge of corporate affairs; and (4) the amount of time spent by directors at meetings. *See* First Australia Fund, Inc. SEC No-Action Letter, 1987 WL 108483 (S.E.C.), at *7 (Oct. 8, 1987). These factors also rebut the Directors' presumption of "independence."

120. The mutual fund industry and its distribution and fee structures are not simple to understand. For this reason, it is critical that the Directors responsible for overseeing the fee agreements of a fund have management experience in the mutual fund arena. Here, many of the Fund Directors lacked the experience necessary to fulfill their duties as "watchdogs" of the Funds, and this lack of experience prejudiced the Funds and their investors. This lack of knowledge strongly supports a finding of excessive fees.

[18] The excessive number of funds overseen by the Directors is particularly alarming in light of a recent study that determined that the number of mutual funds a director oversees is positively correlated with both a higher expense ratio and a greater likelihood of the mutual fund engaging in a scandal. Ferris, Stephen P. and Yan, Xuemin Sterling, *Do Independent Directors and Chairmen Really Matter? The Role of Boards of Directors in Mutual Fund Governance* (February 2005), at 23, 27. Available at http://ssrn.com/abstract=681526.

121. These independent Directors' backgrounds illustrate that some of them lacked the financial experience necessary to understand the different mutual fund fee structures and adequately represent shareholders. For example, of the fourteen independent Directors, only one, Edward Dunn, Jr., has disclosed any previous experience managing mutual funds -- he was formerly President of Mercantile Bankshares Corp., which offers mutual funds managed by an affiliate of its subsidiary. *See* Invesco Technology Fund, annual report for the fiscal year ending March 31, 2005 (Form N-CSR) (June 6, 2005); Mercantile Bankshares Corporation, annual report for the fiscal year ending December 31, 2005 (Form 10-K) (December 31, 2005), pages 4, 7. Further, only three of the independent directors have disclosed directorships at other fund companies: Frank S. Bayley, Albert R. Dowden and Carl Frischling. *See* Invesco Technology Fund, annual report for the fiscal year ending March 31, 2005 (Form N-CSR) (June 6, 2005).

122. Moreover, in addition to these factors, the Directors were biased and not disinterested and failed to conduct arm's-length bargaining with Defendants on behalf of the Funds and their investors because, *inter alia*, they acquiesced in revenue sharing agreements with broker-dealers, failed to obtain the information necessary to evaluate the existence of and pass on the Funds' economies of scale and failed to implement adequate breakpoints, all of which prejudiced the Funds and their investors.

123. As explained by Paul Roye, Director, Division of Investment Management of the SEC:

> Independence in my view is how you analyze and approach the issues before you. Is your central consideration what's in the shareholder's best interest? If so, you are functioning independently. While you need not be antagonistic toward management of the fund, you need to recognize that management's interests aren't always aligned with the shareholders of the fund and sometimes constructive skepticism is called for. The regulatory framework and the nature of the mutual fund business,

> creates a healthy tension between a fund's management and the independent directors. Sometimes it is necessary to probe and challenge to identify potential areas of concern before they become significant problems.

Speech by SEC Staff: What Does It Take To Be an Effective Independent Director of a Mutual Fund? (Apr. 14, 2000), available at http://www.sec.gov/news/speech/spch364.htm (emphasis added). As indicated, if the Directors were in fact acting independently, they would have performed at least a minimal amount of constructive skepticism, or probed into the issues that are alleged herein. "[D]espite th[e] congressionally mandated 'watchdog' role, trustees have acquiesced too readily to the demands of fund management companies, failing to ... [*inter alia*] question excessive fees..." Julie Hembrock Daum and Richard Lannamann, *Rising Expectations: Mutual Fund Directors Called To Create A Culture Of Independence*, June 2004, available at http://www.spencerstuart.com/research/boards/679/.

124. Regardless of whether the Directors were "controlled" by the Investment Adviser Defendants, by failing to obtain the information necessary to inform themselves about the reasonableness of the fees charged to the Funds and by approving fee arrangements that prejudiced the Funds and their investors, the Directors failed to effectively represent the Funds and their investors through arms'-length bargaining.

COUNT I

AGAINST THE DISTRIBUTOR AND INVESTMENT ADVISER DEFENDANTS DERIVATIVELY PURSUANT TO SECTION 36(b) OF THE INVESTMENT COMPANY ACT ON BEHALF OF THE AIM FUNDS HELD BY PLAINTIFFS

125. This Count is brought by Plaintiffs on behalf of the AIM Funds held by Plaintiffs against the Distributor and Investment Adviser Defendants for breach of their fiduciary duties with respect to compensation as defined by Section 36(b) of the ICA. Section 36(b) does not require Plaintiffs to make a demand on the Funds' Directors before bringing a claim.

126. The Defendants in this Count each had a fiduciary duty to the AIM Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to such Defendants.

127. As alleged above, the fees received by the Distributor and Investment Adviser Defendants were excessive, in that they were so disproportionately large that they bore no reasonable relationship to the services rendered and would not have been negotiated in an arm's-length relationship.

128. By reason of the conduct described above, the Distributor and Investment Adviser Defendants violated Section 36(b) of the ICA. As a direct, proximate and foreseeable result of these Defendants' breaches of fiduciary duties in their roles as principal underwriters and investment advisers, respectively, to the AIM Funds and their investors, the AIM Funds and their investors have sustained many millions of dollars in damages.

129. Plaintiffs, in this count, on behalf of the Funds, seek to recover the excessive advisory, Rule 12b-1, and other fees charged the AIM Funds and their investors by Defendants and their affiliates.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Awarding compensatory damages on behalf of the Funds against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

B. Awarding the Funds injunctive relief ordering Defendants to cease the charging of excessive fees;

C. Ordering an accounting of all Fund related fees, commissions, and Soft Dollar payments;

D. Ordering restitution of all excessive fees and charges to the Funds;

E. Awarding Plaintiffs their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

F. Awarding such injunctive or other and further relief as the Court may deem just and proper.

Dated: December 7, 2006

Respectfully submitted,

s/ Carolyn P. Courville
Carolyn P. Courville
Texas State Bar No. 24007042
S. D. Admissions No. 22958
Stephen D. Susman
Texas State Bar No. 19521000
S.D. Admissions No. 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
E-mail ssusman@susmangodfrey.com

Attorney-In-Charge and Co-Lead Counsel for Plaintiffs

OF COUNSEL:

SUSMAN GODFREY L.L.P.
Carolyn P. Courville
Texas State Bar No. 24007042
S.D. Admissions No. 22958
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone (713) 651-9366
Facsimile (713) 654-6666
E-mail: ccourvil@susmangodfrey.com

MILBERG WEISS BERSHAD & SCHULMAN LLP
Janine L. Pollack (admitted *pro hac vice*)
Jerome M. Congress (admitted *pro hac vice*)
One Pennsylvania Plaza
New York, New York 10119-0165
Telephone (212) 594-5300
Facsimile (212) 868-1229

Co-Lead Counsel for Plaintiffs

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Telephone (610) 667-7706
Facsimile (610) 667-7056

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Telephone (212) 687-7230
Facsimile (212) 490-2022

WEISS & LURIE
Joseph H. Weiss, Esq.
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Telephone (212) 682-3025
Facsimile (212) 682-3010

BROWER PIVEN, A PROFESSIONAL CORPORATION
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Telephone (410) 332-0030
Facsimile (410) 685-1300

HOEFFNER & BILEK
Thomas E. Bilek
Texas State Bar No. 02313525
440 Louisiana, Suite 720
Houston, TX 77002
Telephone (713) 227-7720
Facsimile (713) 227-9404

Additional Counsel for Plaintiffs

CERTIFICATE OF SERVICE

☑ I hereby certify that on December 7, 2006, I electronically transmitted the attached document to the Clerk of Court using the ECF System for filing and transmittal of a Notice of Electronic Filing to the following ECF registrants:

Charles S. Kelley ckelley@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3400
Houston, TX 77002
Facsimile (713) 238-4634

Daniel A. Pollack **dapollack@pollacklawfirm.com**
Martin I. Kaminsky mikaminsky@pollacklawfirm.com;
Edward T. McDermott etmcdermott@pollacklawfirm.com;
Anthony Zaccaria **azaccaria@pollacklawfirm.com**
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, N.Y. 10036
Facsimile (212) 575-6560

Michael K. Oldham moldham@gibbs-bruns.com
GIBBS & BRUNS, L.L.P.
1100 Louisiana Street, Suite 5300
Houston, TX 77002
Facsimile (713) 750-0903
Counsel for Defendants AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

Paul D. Flack **pflack@nickenskeeton.com**
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll

☑ I hereby certify that on December 7, 2006, served the attached document by U.S. mail on the following, who are not registered participants of the ECF System:

Jeremy Gaston jjgaston@mayerbrownrowe.com
Christopher Richart cjrichart@mayerbrownrowe.com
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3400
Houston, TX 77002
Facsimile (713) 224-6410
Counsel for Defendants AIM Management Group Inc., INVESCO Funds Group Inc., AIM Advisors, Inc., AIM Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

Jacks C. Nickens jnickens@nickenskeeton.com
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis Street, Suite 7500
Houston, TX 77002
Facsimile (713) 571-9652
Counsel for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley; Louis S. Sklar; Victor L. Andrews, Bob R. Baker, Lawerence H. Budner, James T. Bunch, Fred A. Deering, Gerald J. Lewis, John W. McIntyre, and Larry Soll

s/ Carolyn P. Courville
Carolyn P. Courville

DOCS\386791v1

EXHIBIT A

Fund Expenses in Dollar Amounts (2003)			
Name of Fund	Total Net Expenses ($ millions)	Advisory Fees ($ millions)	12B-1 Fees ($ millions)
AIM Basic Balanced Fund[1]	33.58	12.25	13.54
AIM Basic Value Fund[2]	83.37	34.40	32.25
AIM Constellation Fund[3]	99.97	46.35	27.34
AIM Financial Services Fund[4]	13.83	6.27	2.84
AIM Large Cap Growth Fund[5]	5.77	1.99	1.97
AIM Leisure Fund[6]	13.42	5.66	2.63
AIM Technology Fund[7]	35.72	15.11	4.67
Total Dollar Amounts	**285.66**	**122.03**	**85.14**

Fund Expenses in Dollar Amounts (2004)			
Name of Fund	Total Net Expenses ($ millions)	Advisory Fees ($ millions)	12B-1 Fees ($ millions)
AIM Basic Balanced Fund[8]	28.78	10.70	11.97
AIM Basic Value Fund[9]	106.28	45.73	41.32
AIM Constellation Fund[10]	98.70	46.24	27.59
AIM Financial Services Fund[11]	12.96	6.24	3.28
AIM Large Cap Growth Fund[12]	11.28	5.66	3.21
AIM Leisure Fund[13]	12.52	5.99	2.91
AIM Technology Fund[14]	26.52	10.50	5.40
Total Dollar Amounts	**297.04**	**131.06**	**95.68**

[1] AIM Balanced Fund, annual report for the fiscal year ending Dec. 31, 2003 (Form N-CSR) (Mar. 5, 2004).

[2] AIM Basic Value Fund, annual report for the fiscal year ending Dec. 31, 2003 (Form N-CSR) (Mar. 5, 2004).

[3] AIM Constellation Fund, annual report for the fiscal year ending Oct. 31, 2003 (Form N-CSR) (Dec. 24, 2003).

[4] AIM Financial Services Fund, annual report for the fiscal year ending Mar. 31, 2004 (Form N-CSR) (June 3, 2004).

---

[5] AIM Large Cap Growth Fund, annual report for the fiscal year ending Oct. 31, 2003 (Form N-CSR) (Dec. 24, 2003).

[6] AIM Leisure Fund, annual report for the fiscal year ending Mar. 31, 2004 (Form N-CSR) (June 3, 2004).

[7] AIM Technology Fund, annual report for the fiscal year ending Mar. 31, 2004 (Form N-CSR) (June 3, 2004).

[8] AIM Balanced Fund, annual report for the fiscal year ending Dec. 31, 2004 (Form N-CSR) (Mar. 9, 2005).

[9] AIM Basic Value Fund, annual report for the fiscal year ending Dec. 31, 2004 (Form N-CSR) (Mar. 9, 2005).

[10] AIM Constellation Fund, annual report for the fiscal year ending Oct. 31, 2004 (Form N-CSR) (Jan. 5, 2005).

[11] AIM Financial Services Fund, annual report for the fiscal year ending Mar. 31, 2005 (Form N-CSR) (June 6, 2005).

[12] AIM Large Cap Growth Fund, annual report for the fiscal year ending Oct. 31, 2004 (Form N-CSR) (Jan. 5, 2005).

[13] AIM Leisure Fund, annual report for the fiscal year ending Mar. 31, 2005 (Form N-CSR) (June 6, 2005).

[14] AIM Technology Fund, annual report for the fiscal year ending Mar. 31, 2005 (Form N-CSR) (June 6, 2005).

Exhibit B

Correlations Across Selected AIM Funds

	Basic Balanced	Basic Value	Constellation	Large Cap Gr	Technology
AIM Basic Balanced	1	0.93***	0.86***	0.83***	0.75***
AIM Basic Value		1	0.86***	0.80***	0.78***
AIM Constellation			1	0.94***	0.92***
AIM Large Cap Growth				1	0.89***
AIM Technology					1

*** denotes statistical significance at 1%.

Entries represent correlation coefficients between monthly returns (net of expense) over the period January 2003 through December 2004.